Pacific Coast Oil Trust

919 Congress Avenue, Suite 500

Austin, Texas 78701

August 21, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Anne Nguyen Parker, Branch Chief

Re:	Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 001-35532

Ladies and Gentlemen:

This letter sets forth the responses of Pacific Coast Oil Trust (the “Trust”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 9, 2013 (the “Comment Letter”) with respect to the Form 10-K for fiscal year ended December 31, 2012 filed by the Trust on March 29, 2013, File No. 001-35532. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and set forth below each such comment is our response.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 2. Properties, page 38

Reserves, page 38

1.	We note your response to prior comment 2 in our letter dated July 5, 2013. Please note the disclosure required by Item 1204 of Regulation S-K regarding production by final product sold and average sales price and average production cost per unit should be provided on an annual basis. Please revise your disclosure accordingly.

Response: We acknowledge the Staff’s comment and intend to comply with this comment in future Form 10-Ks. For example, we anticipate that our 2013 Form 10-K will include 2012 disclosure substantially similar to the following, as well as comparable disclosure for 2013:

August 21, 2013

The following table displays PCEC’s underlying sales volumes, average sales prices and production costs for the Underlying Properties, representing the amounts included in the net profits calculation for distributions paid from May 8, 2012 to December 31, 2012:

	Developed Properties			Remaining Properties
Month of Production	Underlying Sales Volumes (Boe) (a)	Average Price (per Boe)	Production Cost (per Boe)	Underlying Sales Volumes (Boe) (b)	Average Price (per Boe)	Production Cost (per Boe)
April	110,620	111.17	31.85	—	—	—
May	110,680	100.82	35.76	—	—	—
June	106,568	89.33	32.55	1,857	88.22	31.72
July	107,019	93.53	33.26	5,110	92.54	27.64
August	111,562	98.28	35.52	3,408	99.32	51.14
September	106,691	101.56	38.56	8,298	101.69	28.76
October	106,310	99.43	31.54	17,099	96.45	15.18
Total — 2012	759,450	99.23	34.15	35,772	96.95	24.40

(a)	Crude oil sales represented 97% of total sales volumes from the Developed Properties.

(b)	Crude oil sales represented 100% of total sales volumes from the Remaining Properties.

In connection with the above responses to the Staff’s comments, we acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

August 21, 2013

Please direct any questions or comments regarding the foregoing to the undersigned or to Sean T. Wheeler at Latham & Watkins LLP at (713) 546-7418.

Very truly yours,

PACIFIC COAST OIL TRUST

By: The Bank of New York Mellon Trust
Company, N.A., as Trustee

By:	/s/ Sarah Newell
Sarah Newell
Vice President

Cc:	Sean T. Wheeler
Latham & Watkins LLP

Thomas Adkins
Bracewell & Giuliani LLP